FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7554

TEVA AND SAVIENT LAUNCH TEV-TROPIN(TM) FOR PEDIATRIC GROWTH HORMONE DEFICIENCY

Jerusalem, Israel, February 11, 2005 - Teva Pharmaceuticals Industries Ltd. (Nasdaq: TEVA) and Savient Pharmaceuticals, Inc. (NASDAQ:SVNT) have announced the U.S. launch of TEV-TROPIN(TM) (somatropin [rDNA origin] for injection), a growth hormone product for the treatment of children with short stature due to growth hormone deficiency.  This product was clinically tested and FDA-approved for growth hormone deficiency (GHD), and is manufactured by Savient using recombinant DNA (rDNA) technology.

Teva has begun offering TEV-TROPIN(TM) to pediatric endocrinologists through its fully owned GATE Pharmaceuticals sales force.  To maximize value to physicians and patients and to support optimal outcomes, Teva is providing a comprehensive patient support program known as Growth SolutionsSM, including a patient enrollment program and call center located within Teva Neuroscience, Inc.  Growth SolutionsSM utilizes world-class customer relationship management technology that is also currently being used to support Copaxone®, Teva`s successful multiple sclerosis drug, and its respective Shared Solutions(TM) patient support program.  Patients can be enrolled in Growth SolutionsSM by calling the toll-free number:  (866) 838-8767.

"We welcome any new drug that makes treatment for growth hormone deficiency more accessible for patients and their families," said Patricia Costa, Executive Director of the Human Growth Foundation. "TEV-TROPIN(TM) in concert with the Growth SolutionsSM support program bring more choice and clarity to these families."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, including potential competition from the launch of Tysabri® Teva's ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 11, 2005